Exhibit 99.2  Material Change Report dated December 31 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Change

December 21, 2009

3.

News Release

News release was issued on December 21, 2009 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company has appointed Mr. Fred A.C. Tejada as a director of the Company.

5.

Full Description of Material Change

News Release dated December 21, 2009 – Please see attached Schedule “A”.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

51-102F3

Kokomo Enterprises Inc.

December 31, 2009

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 31st day of December, 2009.

51-102F3

Kokomo Enterprises Inc.

December 31, 2009

Schedule “A”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Vancouver, BC, December 21, 2009.  Kokomo Enterprises Inc. (the “Company”) is pleased to announce the appointment of Mr. Fred A.C. Tejada, P. Geo. (“Mr. Tejada”) as a director of the Company effective December 18, 2009.  Mr. Tejada is a Professional Geoscientist and a resident of British Columbia with 30 years of experience. Since July 2007 Mr. Tejada has been Vice President of Exploration of Panoro Minerals Ltd. where he successfully directed the definition drilling of one of its flagship projects, the Antilla copper-molybdenum project in Peru that led to a NI 43-101 compliant inferred resource. He also led a successful exploration program in La Ramada project that resulted in the discovery of a silver-rich zinc-lead and a porphyry copper deposit. Prior to this Mr. Tejada was involved in the resource definition drilling and coal quality aspects of major coal deposits in NE British Columbia, the Trend and Belcourt-Saxon, which are now owned and operated by Peace River Coal, a subsidiary of Anglo American plc group. From 1996 to 2003 Mr. Tejada was Country Manager of Phelps Dodge Exploration in the Philippines with management responsibility for corporate and technical affairs including the exploration strategy and development and operation of a portfolio of exploration projects. From 1990 to 1995 Mr. Tejada was Assistant Group Manager of Benguet Corporation and Exploration Head of Philex Mining Corporation from 1985 to 1990.

During his career Mr. Tejada developed a special expertise in the exploration, definition, development and production geology of porphyry copper-deposits and coal quality of coal deposits. His work also included leading involvements in world class porphyry copper-gold deposits such as King-King, the Dizon mine, Santo Tomas II and significant gold producers like Antamok Gold mine and Hijo Gold mine. His experience also included epithermal gold, volcanogenic massive sulfide and Cu-Mo skarn.  Mr. Tejada has worked in Canada, Mexico, Philippines and Peru.

Mr. Tejada holds a Bachelor of Science Degree from the Adamson University in Manila (1979), he is a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC), a member of the Geological Association of Canada (GAC), the Canadian Institute of Mining  Metallurgy and Petroleum (CIM) and the Society of Economic-Geologists (SEG). Mr. Tejada has, among others also taken professional development courses in Mineral Reporting under NI 43-101, Quality Control of Geochemical and Assay Samples, Mining and First Nations in Canada and the New Management Development Program at the Mt. Eliza Business School in Melbourne, Australia.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”____

Bedo H. Kalpakian, President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

December 31, 2009